June 19, 2007

Jessica Livingston Senior Attorney U.S. Securities and Exchange 100 F Street, Mail Stop 4561 Washington, DC 20549

Re: Northway Financial, Inc.

Amendment No. 2 to Schedule 13E-3 filed May 24, 2007

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on May 24, 2007

Dear Ms. Livingston:

This letter is submitted on behalf of Northway Financial, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Schedule 13E-3 filed with the Commission on May 24, 2007 and the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 24, 2007 (the “Preliminary Proxy Statement”), as set forth in your letter, dated June 12, 2007 (the “Comment Letter”), to Mr. Richard P. Orsillo. The Company is concurrently filing Amendment No. 3 to the Schedule 13E-3 and Amendment No. 2 to the Preliminary Proxy Statement (together, the “Amendments”), which include changes to principally reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Schedule 13E-3 and the Preliminary Proxy Statement and page references in the responses refer to the Amendments.

Preliminary Proxy Statement on Schedule 14A Proxy Statement - General

1.	As we discussed in our telephone conversation yesterday, we continue to have questions about the treatment of record, street name and beneficial holders in the reverse stock split.

We do not believe the current disclosure, even as revised in response to comment 9 in our prior comment letter, is clear in this regard. Please revise the disclosure to discuss the following points in a clear and concise manner understandable to shareholders. Include definitions or explanations of technical terms where appropriate.

(i)
Explain the treatment in the Split Transaction of shares held in street name through nominees such as brokers, versus those held by individual record owners. Specifically, when you state that shareholders who own less than 400 shares will be cashed out of the reverse stock split is effected, explain whether you are looking at record owners, beneficial owners or both without regard to the manner in which the shares are held. We do not believe the statement you added on page 1 clarifies this point adequately. It may be helpful to provide examples.

Response: In response to the Staff’s comments, the Company has inserted sections on the treatment of shares held in street name to the Summary Term Sheet and the “Split Transaction - Special Factors”.

(ii)
See (i) above. Explain why you believe the Split Transaction may affect differently shareholders who hold in street name versus those who are record holders. Similarly, explain the basis for your statement on page 4 in the Question and Answer section that “your nominee may or may not affect the Split Transaction on your shares held in street name.” Again, it may be helpful to provide examples.

Response: In response to the Staff’s comments, the Company has revised the Question and Answer section to clarify that although the Company intends to cash out all holders, both street name and registered, who hold fewer than 400 shares, as a matter of state law, the stock splits will only cash out the registered holders. While the Company will instruct nominees to submit the shares of all beneficial owners of fewer than 400 shares to be exchanged for cash, the brokers are not legally obligated to follow the Company’s instructions.

(iii)
If shareholders need to do something other than vote for the Split Transaction now in order to participate, tell them so prominently in the revised proxy statement. For example, we note that on our call, you discussed the need to execute a Letter of Transmittal which will be forwarded with these proxy materials. This fact should be clarified in the Question and Answer section, which seems to imply that no action is needed at this time until the shareholder receives written instructions from the transfer agent. If holders of fewer than 400 shares can effectively elect whether or not to participate in the Split Transaction, as it seems from our call, this is not apparent from the disclosure document, nor is it clear what will occur if they don't so elect.

Response: In response to the Staff’s comments, the Company has revised the Question and Answer section to clarify that a Letter of Transmittal will be sent only to registered holders, and only after the transaction is completed. Street name holders will not receive Letters of Transmittal; rather, the Company will work directly with their nominees to exchange cash for their shares.

2.
Based on our conversation yesterday, we remain unclear about the effect of the Split Transaction on those shareholders who hold less than 400 shares but who do not send in a letter of transmittal or their share certificates if the proposals are approved. We understood from your disclosure that if the Split Transaction passes, anyone holding of record 400 or fewer shares would receive cash. However, during our call, we understood you to be saying that shareholders' ability to receive cash will depend on whether they execute the letter of transmittal and forward their share certificate. Clarify in the revised proxy statement the effect of the Split Transaction on those shareholders who do not take these “secondary” steps.

Response: In response to the Staff’s comments, the Company has revised the Question and Answer section to clarify that if a record holder does not return the Letter of Transmittal, any cash owed to them will be held subject to the state unclaimed property laws.

3.
Refer to comment 18 in our prior comment letter and your response. We believe the June 21, 2006 report by North Capital Advisory you provided supplementally in response to comment 18 constitutes a report that is materially related to this transaction within the meaning of Item 1015 of Regulation M-A. Therefore, the report must be described in the proxy statement and filed as an exhibit to the Schedule 13E-3. To the extent that you wish to seek confidential treatment for discrete portions of that report, you may do so under Rule 24b-2 under the Securities Exchange Act of 1934. See also the Division of Corporation Finance's Staff Legal Bulletin No. 1 dated July 11, 2001 (providing guidance on the confidential treatment process).

Response: In response to the Staff’s comments, the Company has filed redacted versions of the June 21, 2006 report and the August 4, 2006 report, included as Exhibits 99.13 and 99.14, respectively, to the Schedule 13E.3 and submitted a request for confidential treatment under Rule 24b-2 along with the un-redacted versions of the reports.

Background of the Split Transaction, page 12

4.
We note your response to our prior comment 18. However, we are unable to find a clear correspondence between the exhibits to the Schedule 13E-3 and the proxy disclosure. Please revise this section as necessary in accordance with prior comment 18 to include, for example, a more specific discussion of the August 2, 2006 presentation filed as Exhibit 99.1. We also note that certain exhibits appear to be missing: for example, no report corresponding to the June 21, 2006 report by Northeast Capital has been filed. If that report or any other such presentation was strictly oral, please tell us this in your response.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on pages 10 and 11 of the Preliminary Proxy Statement.

Information Provided by Northway to Northeast Capital, page 23

5.
We note your response that the company has disclosed all projections and underlying assumptions that were supplied to Northeast Capital. However, we are unable to identify the three-year financial forecast referred to in the first paragraph of this section. Please tell us where this data can be found in your proxy statement or revise to include it as requested in our prior comment letter.

Response: In response to the Staff’s comments, the Company has inserted the section “Information Provided by Northway to Northeast Capital” on page 17 of the Preliminary Proxy Statement.

Substantive Fairness. page 18

6.
It appears that the last sentence in the first paragraph of this section should read, “...understanding that the opportunity to buy shares prior to the time of the transaction....” Please revise as necessary.

Response: In response to the Staff’s comments, the Company has revised the referenced sentence accordingly.

Dissenters' Right's, page 31

7.	Please revise to include a full discussion of the material aspects of New Hampshire law regarding the exercise of dissenters' rights.

Response: In response to the Staff’s comments, the Company has expanded the disclosure on page 24.

Preliminary Proxy Card

8.
We note that you state in your response to our prior comment 11 that you revised the proxy card to indicate that the forward stock split is conditioned on the approval of the reverse stock split. We are unable to locate this statement. Please revise as necessary.

Response: In response to the Staff’s comments, the Company has revised the proxy card to include a note that neither the forward nor the reverse stock split will be implemented unless both are approved by shareholders.

If you should have any questions regarding the Amendments or the responses contained in this letter, please do not hesitate to call me at 603-752-1171 ext. 2668.

Sincerely,

Richard P. Orsillo
Senior Vice President
Chief Financial Officer